FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.	~~0001199476~~ 1199474
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 10, 2003, Series 2003-3	**333-100676**

Name of Person Filing the Document
(If Other than the Registrant)

03031072

SEP 1 L 2003

PROCESSED
SEP 12 2003
THOMSON
FINANCIAL

[TPW: NYLEGAL:171932.1] 17988-00153 09/10/03 11:51am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 10, 2003

DEUTSCHE ALT-A SECURITIES, INC.

By:______________________________
Name: Steve Katz
Title:

By:______________________________
Name: Eric Londa
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Stated Documentation	283	47,734,567.00	58.92
Full/Alt	192	29,848,994.00	36.84
No Documentation	20	3,437,100.00	4.24
Total:	495	81,020,661.00	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	306	55,048,927.00	67.94
Investment	176	23,776,174.00	29.35
Second Home	13	2,195,560.00	2.71
Total:	495	81,020,661.00	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	124	8,845,810.00	10.92
100,001 - 200,000	211	30,715,872.00	37.91
200,001 - 300,000	134	32,727,454.00	40.39
300,001 - 400,000	24	7,895,425.00	9.74
400,001 - 500,000	2	836,100.00	1.03
Total:	495	81,020,661.00	100.00

Minimum: 12,600.00
Maximum: 423,000.00
Average: 163,678.10
Total: 81,020,661.00

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	244	38,269,799.00	47.23
Refinance - Cashout	171	30,891,787.00	38.13
Refinance - Rate Term	80	11,859,075.00	14.64
Total:	495	81,020,661.00	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	292	45,019,022.00	55.56
2-4 Family	94	18,114,800.00	22.36
PUD	60	10,512,630.00	12.98
Condo	49	7,374,209.00	9.10
Total:	495	81,020,661.00	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.001 - 5.500	10	1,795,750.00	2.22
5.501 - 6.000	151	25,963,012.00	32.04
6.001 - 6.500	164	26,517,734.00	32.73
6.501 - 7.000	86	12,534,535.00	15.47
7.001 - 7.500	51	9,048,230.00	11.17
7.501 - 8.000	22	3,575,000.00	4.41
8.001 - 8.500	9	1,362,950.00	1.68
8.501 - 9.000	2	223,450.00	0.28
Total:	495	81,020,661.00	100.00

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.444

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
GreenPoint Mortgage Funding, Inc.	176	31,394,860.00	38.75
National City Mortgage Co.	319	49,625,801.00	61.25
Total:	495	81,020,661.00	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	36	6,304,450.00	7.78
60.01 - 70.00	26	4,406,615.00	5.44
70.01 - 80.00	302	49,033,762.00	60.52
80.01 - 85.00	33	5,352,250.00	6.61
85.01 - 90.00	70	11,512,184.00	14.21
90.01 - 95.00	13	2,318,700.00	2.86
95.01 - 100.00	15	2,092,700.00	2.58
Total:	495	81,020,661.00	100.00

Minimum: 6.43
Maximum: 100.00
Weighted Average by Original Balance: 78.55

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	83	17,906,130.00	22.10
Illinois	30	5,318,910.00	6.56
Arizona	31	4,862,720.00	6.00
Washington	28	4,233,260.00	5.22
New York	16	4,104,350.00	5.07
Texas	32	4,092,115.00	5.05
Other	275	40,503,176.00	49.99
Total:	495	81,020,661.00	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
Not Available	3	500,000.00	0.62
600 - 649	58	10,121,000.00	12.49
650 - 699	184	30,169,522.00	37.24
700 - 749	166	26,371,554.00	32.55
750 - 799	83	13,630,585.00	16.82
800 >=	1	228,000.00	0.28
Total:	495	81,020,661.00	100.00

Minimum: 600
Maximum: 803
Weighted Average: 704.0
% UPB missing FICOs: 0.6

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.